SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



Form 11-K



FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934




[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 1999

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from  		to

Commission file number 2-84723





THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES' RETIREMENT SAVINGS PLAN


Schering-Plough Corporation
One Giralda Farms
P.O. Box 1000
Madison, New Jersey  07940



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS
Page
INDEPENDENT AUDITORS' REPORT                                               3

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits
		as of December 31, 1999 and 1998                               4

	Statement of Changes in Net Assets Available for Benefits
		for the Year Ended December 31, 1999                           5

	Notes to Financial Statements                                     6 - 11


SUPPLEMENTAL SCHEDULE:

 Schedule I - Schedule of Assets Held for Investment Purposes
		December 31, 1999



EXHIBIT:

	Exhibit I - Independent Auditors' Consent

SIGNATURES



Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.
2

INDEPENDENT AUDITORS' REPORT
The Schering-Plough Puerto Rico Employees' Retirement Savings Plan:
We have audited the accompanying statements of net assets available for benefits of The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.
_________________________________________
/s/  Deloitte & Touche LLP
     Parsippany, New Jersey
     June 21, 2000
3





THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
                                                     1999          1998

Vanguard Funds                                $ 14,305,183   $ 11,548,180

Schering-Plough Stock Fund                       4,833,655      5,815,884

Loan Fund                                         1,598,069     1,416,221

Participant Contributions Receivable                 95,274         -

NET ASSETS AVAILABLE FOR BENEFITS              $ 20,832,181   $ 18,780,285









See notes to financial statements.















4



THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Interest and dividends                       $   794,718

      Net depreciation in fair value
      of investments                                   (80,252)

      Total                                            714,466

     Participant contributions                       2,473,708

          Total additions                            3,188,174

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

     Benefit payments                                1,136,278


NET INCREASE                                         2,051,896

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                   18,780,285

End of year                                        $20,832,181


See notes to financial statements.
</table






5




THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	GENERAL
The Schering-Plough Puerto Rico Employees' Retirement Savings Plan (the
"Plan") is a defined contribution plan established effective April 1,
1990.  The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products, Inc. (the "Sponsor") and any of its
affiliated companies that adopts the Plan.  Vanguard Fiduciary Trust
Company ("VFTC"), the recordkeeper, is a trust company incorporated under
Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. ("Vanguard").  Banco Santander serves as the
Plan's trustee.
All Puerto Rico employees of Schering-Plough Products, Inc. and Schering-
Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment.  There were 1,133 and 1,047 participants in the Plan at December 31, 1999 and 1998, respectively.  The participants may elect to have their salary deferral contributions allocated to any of the investment funds available under this Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.
The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of
1974 ("ERISA") as permitted by the Securities and Exchange Commission.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.
6

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock.
The closing stock prices of Schering-Plough Corporation at December 31, 1999 and December 31, 1998 were $42 3/8 and $55 1/4, respectively; the closing price on June 21, 2000 was $48 15/16.
Purchases and sales of securities are recorded on a trade-date basis.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date, and reinvested in Schering-Plough common stock units.
Participant loans are valued at cost which approximates fair value.
Payment of Benefits
Benefit payments are recorded when paid.

3.	PLAN DESCRIPTION
The following is a description of the Plan for general information purposes.  Participants should refer to the Plan document for more complete information.
Salary Deferral Contributions
The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf ("salary deferral contributions").  Under the provisions of the Plan, salary deferral contributions can range from 1% to 10% of the employee's earnings, in increments of 1%, subject to certain limitations.  Salary deferral contributions and any earnings accrued thereon are fully and immediately vested to the participant.
Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Participants have a nonforfeitable right to their contributions plus (minus) actual earnings thereon which vest fully and immediately.


7


Investment Options
Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard investment options:
500 Index Fund - Designed to provide returns which correspond to the performance of Standard & Poor's 500 Composite Stock Price Index.
Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.
Treasury Money Market Fund - Predominately U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity.
Short-Term Corporate Fund - A diversified portfolio primarily consisting of short-term corporate bonds and U.S. Treasury securities.
Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.
International Growth Fund - A non-U.S. equity portfolio, primarily investing in securities of issuers within Europe and Asia.
Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.
Schering-Plough Stock Fund
Fund is comprised of Schering-Plough common stock and a small percentage of cash as required for liquidity purposes. Participants may contribute up to a maximum investment election of 50% of their Salary Deferral
Contribution into this fund.






8

Loan Fund
Participants may borrow from their fund accounts up to the lesser of one half of their account or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans, which are secured by the participants' individual fund accounts, bear a fixed rate of interest as determined to be reasonable by The Schering-Plough Puerto Rico Employees' Retirement
Savings Plan Committee, and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.
Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Effective January 1, 1998, active participants may elect to withdraw all or a portion of their accounts at any time after age 70.

4.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.	TAX STATUS
The Plan received a favorable determination letter dated March 31, 1995, issued by the Puerto Rico Department of Treasury as to the Plan's
qualified status under Sections 165(a) and (e) of the Puerto Rico Income
Tax Act of 1954, as amended.  As long as the Plan is qualified under
Puerto Rico income tax laws and regulations, participants will not be taxed on salary-deferred contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but will be subject to tax thereon at such time as they receive distributions from the Plan.
9

6.	ADMINISTRATION OF PLAN ASSETS
Contributions are transmitted from the trustee, Banco Santander, to the recordkeeper, VFTC, which invests cash received, interest and dividend income and makes distributions to the participants.  The recordkeeper also administers the collection of interest and principal on the participant loans.
Certain administrative functions are performed by officers or employees of the Sponsor.  No such officer or employee receives compensation from the
Plan.
All plan administration expenses are borne by the Sponsor.

7. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS
During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $80,252 as follows:
Vanguard 500 Index Fund                                 $ 1,413,350
Vanguard Windsor Fund                                        68,250)
Vanguard Treasury Money Market Fund                             -
Vanguard Short-Term Corporate Fund                          (12,314)
Vanguard Wellington Fund                                     (8,745)
Vanguard Explorer Fund                                       19,931
Vanguard International Growth Fund                           32,797
Schering-Plough Stock Fund                               (1,457,021)
Loan Fund									 -
                                                                (80,252)


10

8. FUND INFORMATION
The following funds represent 5% or more of the Plan's net assets available for benefits at:
									  December 31,
								    1999		   1998
Vanguard 500 Index Fund                    $ 9,045,776     $7,214,850
Vanguard Windsor Fund                        2,615,818      2,300,156
Vanguard Treasury Money Market Fund          1,611,254      1,317,590
Schering-Plough Stock Fund                   4,833,655      5,815,884
Loan Fund                               1,598,069    1,416,221















11

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES' RETIREMENT SAVINGS PLAN	SCHEDULE I

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

Identity                                   Shares/             Current
of issue               Participants        Units 	        Value

Schering-Plough
Stock Fund                 807          $     6,361(2)       $ 4,833,655(1)

Vanguard 500 Index
Fund*                      940               66,843
9,045,776(1)

Vanguard Windsor
Fund*                      511              172,434             2,615,818(1)

Vanguard Treasury
Money Market
Fund*                      366            1,611,254             1,611,254(1)

Vanguard Short-Term
Corporate Fund*            172               44,644               470,100

Vanguard
Wellington Fund*           118                6,818               190,628

Vanguard
International
Growth Fund*                82               10,178               228,911

Vanguard Explorer
Fund*                       75                2,080               142,696

  Total Vanguard Registered
  Investment Company Shares                                  $ 14,305,183

Outstanding loan
balance - various
loans; 7% to 10%,
due in one to five
years                      361                                  1,598,069(1)

Total Assets Held for Investment Purposes                    $ 20,736,907

*Registered Investment Company.
(1) Indicates investment represents five percent or more of the net assets available for benefits.
(2) Represents Schering-Plough Stock Fund units.</table
EXHIBIT I
INDEPENDENT AUDITORS' CONSENT
We consent to the incorporation by reference in Registration Statements No. 2-
83963, No. 33-19013, No. 33-50606, No. 333-30331 and No. 33-87077 on Form S-8,
Registration Statement No. 333-853 on Form S-3, Post-Effective Amendment No. 1
to Registration Statement No.    2-84723 on Form S-8, Post-Effective Amendment
No. 1 to Registration Statement No. 2-80012 on Form S-3, Post-Effective
Amendment No. 1 to Registration Statement No. 2-77740 on Form S-3 and
Registration Statements No. 333-12909 and No. 333-30355 on Form S-3 of our
report dated June 21, 2000 appearing in this Annual Report on Form 11-K of The
Schering-Plough Puerto Rico Employees' Retirement Savings Plan for the year ended December 31, 1999.





__________________________________________
/s/ Deloitte & Touche LLP
    Parsippany, New Jersey
    June 28, 2000




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees' Retirement Savings Plan

Date:  June 28, 2000				By: /s/ Vincent Sweeney
							Name:   Vincent Sweeney
							Title:  Plan Administrator







PRELIMINARY DRAFT - FOR DISCUSSION PURPOSES ONLY. To be returned  to
Deloittte & Touche, and not to be reproduced in any form without their permission.




